Exhibit 99.7:

RNS Number : 7737Q

Unilever PLC

08 June 2018

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)Volume(s)£41.53 3
e)	Aggregated information - Volume - Total	3 £124.59
f)	Date of the transaction	2018-06-06
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Leena Nair
2	Reason for the notification
a)	Position/status	Chief HR Officer (a member of the Unilever Leadership Executive ("ULE"))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Sale of shares
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)Volume(s)£41.0028,929
e)	Aggregated information - Volume - Total	28,929 £1,186,089
f)	Date of the transaction	2018-06-07
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Weed
2	Reason for the notification
a)	Position/status	Chief Marketing & Communications Officer (a member of the Unilever Leadership Executive ("ULE"))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Sale of shares
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)Volume(s)£40.98908
e)	Aggregated information - Volume - Total	908 £37,209.84
f)	Date of the transaction	2018-06-07
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Catherine Weed
2	Reason for the notification
a)	Position/status	Closely Associated Person to Keith Weed, Chief Marketing & Communications Officer (PDMR - a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78

b)	Nature of the transaction	Sale of shares
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)Volume(s)£40.90744
e)	Aggregated information - Volume - Total	744 £30,429.60
f)	Date of the transaction	2018-06-07
g)	Place of the transaction	London Stock Exchange - XLON

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